Exceed Company Ltd.

2012 THIRD quarter financial Results

Fujian, China, November 15, 2012 - Exceed Company Ltd. (NASDAQ: EDS) (“Exceed” or “the Company”), the owner and operator of the “Xidelong” brand - one of the leading domestic sportswear brands in China, today released its unaudited financial results for the third quarter ended September 30, 2012.

Financial Highlights – Third quarter ended September 30, 2012 (1)

•	Revenue was RMB553.3 million (US$88.0 million), representing a 48.1% year-over-year decrease.

•	Gross profit was RMB151.9 million (US$24.2 million), representing a 51.6% year-over-year decrease. Gross margin was 27.5%, representing a 2.0 percentage point decrease as compared to 29.5% for the third quarter of 2011.

•	Operating profit was RMB35.8 million (US$5.7 million), representing an 80.0% year-over-year decrease.

•	Net profit was RMB30.4 million (US$4.8 million), representing a 79.0% year-over-year decrease.

Shuipan Lin, Exceed’s founder, Chairman and CEO, commented, “The global macroeconomic slowdown continued to impact Chinese consumer demand for sportswear throughout the third quarter to a greater extent than we initially anticipated. In response to these challenging market conditions, we continued to proactively limit production and delivery of products to more effectively manage inventory levels at our distributors. As anticipated, sales volumes across our footwear and apparel product lines decreased, resulting in a decline in revenue, however the magnitude of decline was greater than the level we had expected when we provided our guidance for the third quarter. Despite the decline in sales, we have managed to maintain stable price levels across our core product lines and are pleased to report a healthy increase in the average selling price of our footwear and apparel products in the quarter.”

“Throughout the recent market downturn, we have continued to remain profitable and have maintained a stable balance sheet, highlighting the underlying strength of our brand, our strategy and our business model. We believe that the proactive steps we have taken in recent quarters, including the active management of our production and delivery levels and our prudent response to downward pricing pressure in the industry have positioned us well to weather the current cyclical downturn. We remain focused on these key tactical measures, while also working to maintain a lean operating structure and continuing to strengthen brand awareness. We believe these initiatives will allow us to strengthen our long-term competitive positioning and to return to a growth trajectory as and when consumer demand improves.”

____________

(1) The Company’s reporting currency is Renminbi (“RMB”). RMB numbers included in this press release have been translated into U.S. dollars at the rate of USD1.00 = RMB6.2848, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on September 30, 2012. The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2012.

Third Quarter 2012 Financial Results

Revenue breakdown

	Three Months Ended

	Sep 30, 2012 RMB’000	% of Revenue	Sep 30, 2011 RMB’000	% of Revenue	Third Quarter YoY Growth
Footwear	246,227	44.5%	509,324	47.8%	(51.7)%
Apparel	293,978	53.1%	541,845	50.8%	(45.7)%
Accessories	13,049	2.4%	14,540	1.4%	(10.3)%
Total	553,254	100.0%	1,065,709	100.0%	(48.1)%

	Nine Months Ended

	Sep 30, 2012 RMB’000	% of Revenue	Sep 30, 2011 RMB’000	% of Revenue	YTD YoY Growth
Footwear	951,112	47.3%	1,150,651	45.0%	(17.3)%
Apparel	1,025,111	51.0%	1,375,538	53.8%	(25.5)%
Accessories	33,555	1.7%	32,432	1.2%	3.5%
Total	2,009,778	100.0%	2,558,621	100.0%	(21.5)%

Revenue. The uncertain global macroeconomic environment continued to adversely impact the domestic Chinese economy and sportswear industry throughout the third quarter of 2012. The Company expects that these economic headwinds will continue to pose challenges for the Chinese sportswear industry and Exceed for the remainder of this year. To maintain our competitive position and pricing power, and to manage inventory levels and the efficiency of our distribution network, the Company has proactively engaged its distributors and authorized third party retailers in an effort to prudently manage the level of wholesale orders placed with the Company but not yet manufactured.

In anticipation of weaker consumer demand for the remainder of fiscal year 2012, and to prevent a buildup of the level of inventory among distributors, the Company maintained its strategy to trim production and reduce deliveries. As a result, revenue for the third quarter of 2012 was RMB553.3 million (US$88.0 million), a 1.5% decrease from RMB562.0 million in the second quarter of 2012 and a 48.1% decrease from RMB1,065.7 million for the third quarter ended September 30, 2011. The year-over-year decrease in revenue was primarily due to a decrease in the delivery of products to distributors. Revenue decreased by 21.5%, from RMB2,558.6 million for the first nine months in 2011 to RMB2,009.8 million (US$319.8 million) for the first nine months in 2012.

To continue the development of the Xidelong brand, maintain pricing power and to support our advertising and promotional initiatives, we have continued the sponsorship of the “Fitness for All” Campaign in 2012, engaged By2, a Singapore-born, Taiwan-centric female pop music group as our spokespersons, and launched several new series of apparel and footwear products. The Company has also continued to prudently expand its distribution network. The number of Xidelong retail selling locations, which are operated by our distributors and authorized third party retail store operators, increased by 297 from approximately 4,724 as of September 30, 2011 to approximately 5,021 as of September 30, 2012.

•	Footwear. Footwear accounted for 44.5% of revenue for the third quarter ended September 30, 2012. Footwear principally includes nine categories of products: running footwear, leisure footwear, basketball footwear, skateboarding footwear, canvas footwear, tennis footwear, outdoor footwear, vintage footwear and cross-training footwear. A portion of our footwear production is outsourced.

Revenue from footwear was RMB246.2 million (US$39.2 million) for the third quarter ended September 30, 2012, a decrease of 9.9% from RMB273.3 million in the second quarter 2012 and a decrease of 51.7% from RMB509.3 million for the third quarter ended September 30, 2011. The year-over-year decrease in revenue was primarily due to a decrease in sales volume, which was partially offset by an increase in our footwear Average Selling Price (“ASP”). The sales volume in the third quarter decreased by 53.7% compared with the same period in 2011. In contrast, as a result of increased consumer recognition of the Xidelong brand resulting from marketing and brand promotion efforts over the years, the ASP of footwear increased by 4.4% year-over-year for the third quarter ended September 30, 2012. Moreover, revenue from footwear decreased by 17.3%, from RMB1,150.7 million for the first nine months in 2011 to RMB951.1 million (US$151.3 million) for the first nine months in 2012.

•	Apparel. Sports apparel accounted for 53.1% of revenue for the third quarter ended September 30, 2012. Sports apparel principally includes sports tops, sports pants, jackets and track suits. Our apparel production is entirely outsourced.

Revenue from apparel was RMB294.0 million (US$46.8 million) for the third quarter ended September 30, 2012, an increase of 6.1% from RMB277.2 million in the second quarter 2012 and a decrease of 45.7%, from RMB541.8 million for the third quarter ended September 30, 2011. This decrease was primarily due to a 48.9% decrease in sales volume, the effects of which were partially offset by the increase in the ASP. The ASP of apparel increased by 6.2% year-over-year for the third quarter ended September 30, 2012, as a result of our continuous marketing and brand promotion efforts, enhancing the consumer recognition of our Xidelong brand. Revenue from apparel decreased by 25.5%, from RMB1,375.5 million for the first nine months in 2011 to RMB1,025.1 million (US$163.1 million) for the first nine months in 2012.

•	Accessories. Revenue from accessories was RMB13.0 million (US$2.1 million) for the third quarter ended September 30, 2012, an increase of 14.0% from RMB11.4 million in the second quarter 2012 and a decrease of 10.3%, from RMB14.5 million for the third quarter ended September 30, 2011 to. This decrease was primarily driven by the decline in overall sportswear main products. Sport accessories principally include sports caps, sports socks, bags and backpacks. Our accessories production is entirely outsourced.

Gross profit and Gross profit margin. Gross profit for the third quarter ended September 30, 2012 was RMB151.9 million (US$24.2 million), representing a decrease of 6.2% from RMB162.0 million in the second quarter of 2012, and a decrease of 51.6% from RMB314.0 million for the third quarter ended September 30, 2011. Gross margin was 27.5% for the third quarter ended September 30, 2012, compared to 28.8% in the preceding quarter and 29.5% for the third quarter ended September 30, 2011. The year-over-year decrease in gross margin was primarily due to the increase in outsourcing cost, which was largely attributable to the increasing costs of raw materials and labor of upstream outsourced manufacturers. We will continue our efforts to maintain our gross margin by balancing product pricing and material cost moving forward.

Other income and gains. Other income and gains of RMB3.2 million (US$0.5 million) for the third quarter ended September 30, 2012 mainly represented bank interest income derived from a three-month time deposit of RMB400.0 million (US$63.6 million), which carried an interest rate of 2.85% per annum (2011 Q3: 3.10% per annum). The decrease from RMB3.5 million for the third quarter 2011 to RMB 3.2 million (US$0.5 million) for the third quarter 2012 was due to the decrease in the average interest rate of the three-month time deposit.

Operating expenses. Total operating expenses for the third quarter ended September 30, 2012 were RMB119.3 million (US$19.0 million), a decrease of approximately 13.7% from RMB138.2 million for the same period in 2011.

Selling and distribution costs. Selling and distribution costs decreased by 12.8%, from RMB107.0 million for the third quarter ended September 30, 2011 to RMB 93.3 million (US$14.8 million) for the third quarter ended September 30, 2012. The decrease was mainly due to the decrease in advertising and promotional expenses, which decreased from RMB100.1 million for the third quarter ended September 30, 2011 to RMB88.5 million (US$14.1 million) for the third quarter ended September 30, 2012, primarily because fewer Xidelong retail selling locations were opened during the third quarter 2012. We continued to invest resources in marketing, advertising and store image activities to build our brand recognition, enhance market penetration, and maintain unique store images. During the third quarter of 2012, 39 new Xidelong retail selling locations (2011 Q3: 84 Xidelong retail selling locations) were opened, certain of which received renovation subsidies from Exceed in the form of standardized promotional materials and display equipment. In 2012, our advertising and promotional activities will continue to focus on events relating to the Nationwide “Fitness for All” Sports Campaign organized by China’s General Administration of Sport, the government agency responsible for sports in China, and the continued engagement of By2 as our official product series spokespersons.

Administrative expenses. Administrative expenses decreased by 18.3%, from RMB19.7 million for the third quarter ended September 30, 2011 to RMB16.1 million (US$2.6 million) for the third quarter ended September 30, 2012, primarily due to a decrease of RMB3.5 million (US$0.6 million) in the amount of Urban Maintenance and Construction Tax, Local Education Surcharge, and Education Surcharge of RMB3.5 million (US$0.6 million) paid to the government due to the decline in revenue.

Research and development expenses. Research and development expenses decreased by 13.0%, from RMB11.5 million for the third quarter ended September 30, 2011 to RMB10.0 million (US$1.6 million) for the third quarter ended September 30, 2012, primarily due to improved efforts to increase the efficiency of our research and development resources and practices.

Finance costs. Finance costs decreased by 33.4%, from RMB0.3 million for the third quarter ended September 30, 2011 to RMB0.2 million (US$27,000) for the third quarter ended September 30, 2012, primarily due to a decrease in the average balance of our short-term bank borrowings.

Profit before tax. Profit before tax decreased by 78.8%, from RMB167.7 million for the third quarter ended September 30, 2011 to RMB35.6 million (US$5.7 million) for the third quarter ended September 30, 2012. Apart from the foregoing, we recorded a non-cash and non-operating loss of RMB11.3 million from the change in fair value of contingent share liability arising from the escrow and earn-out shares that was attributed to the profit before tax in the third quarter ended September 30, 2011. Profit before tax excluding the impact of change in fair value of contingent share liability decreased by 80.1%, from RMB179.0 million for the third quarter ended September 30, 2011 to RMB35.6 million (US$5.7 million) for the third quarter ended September 30, 2012.

Tax. Tax expenses decreased from RMB22.9 million for the third quarter ended September 30, 2011 to RMB5.3 million (US$0.8 million) for the third quarter ended September 30, 2012 due to the decrease in operating profit. Xidelong (China) Co. Ltd., our principal PRC subsidiary, was fully exempted from PRC corporate income tax before December 31, 2009 and is entitled to a 50% reduction in the PRC corporate income tax until December 31, 2012, after which it will be subject to the standard tax rate of 25%. The effective tax rate excluding the impact of change in fair value of contingent share liability for the third quarter ended September 30, 2011 and 2012 was 12.8 % and 14.8%, respectively.

Profit. As a result of the above factors, profit for the third quarter ended September 30, 2012 was RMB30.4 million (US$4.8 million), a decrease of 79.0% from RMB144.8 million for the third quarter ended September 30, 2011. Profit excluding the impact of change in fair value of contingent share liability decreased by 80.5%, from RMB156.1 million for the third quarter ended September 30, 2011 to RMB30.4 million (US$4.8 million) for the third quarter ended September 30, 2012. Profit for the first nine months decreased by 56.0%, from RMB427.7 million in 2011 to RMB188.3 million (US$30.0 million) in 2012.

Balance Sheet

Inventory. The average inventory turnover days for the third quarters ended September 30, 2012 and 2011 were both 7 days. The average inventory turnover days and inventory to revenue ratio remained relatively stable because of our effective production planning and effective procurement control and logistics management.

Trade receivables. The average trade receivables turnover days for the third quarters ended September 30, 2012 and 2011 were 178 days and 61 days, respectively. The unfavourable market conditions have lengthened the time required for our distributors to settle their invoices. As a result, we have been closely monitoring trade receivable balances that are overdue by 30 days or more by taking into account, among others, the ability and intent of the distributor to settle the balance. We, however, will not make any provision for the overdue balance if (1) we have ongoing trading with the distributor; (2) we receive payments on other invoices from the distributor; and (3) we have no dispute on the amount overdue with the distributor.

Trade payables. The average trade payables turnover days for the third quarters ended September 30, 2012 and 2011 were both 14 days. Average trade payables turnover days were within the Company’s payment policy.

Cash and bank balances and time deposits. Cash and bank balances and time deposits decreased to RMB693.7 million (US$110.4 million) as of September 30, 2012 from RMB964.3 million as of December 31, 2011, primarily as a result of cash outflow from operating activities of RMB109.4 million (US$17.4 million).

Cash Flow

Cash outflow from operating activities was RMB109.4 million (US$17.4 million) for the third quarter ended September 30, 2012, compared to an inflow of RMB55.9 million for the same period in 2011, a decrease that was primarily due to the increase in trade receivables.

Business Highlights and Outlook

•	Expansion of sales and distribution network
■	There were 5,021 Xidelong retail selling locations as of September 30, 2012, an increase of 297 compared with September 30, 2011. During the third quarter of 2012, 39 retail selling locations were added. Our retail selling locations are operated either by our distributors or by authorized third party retailers.

•	Marketing initiatives and brand recognition
■	We use the “happy lifestyle” theme in our promotional activities and product offerings and continue to engage By2, a popular Taiwan-based musical group, as a product spokesperson. We will maintain these promotional initiatives as they have been effective in enhancing the "Xidelong" brand image.
■	The Company was selected as the official partner of the “Fitness for All” Sports Campaign for the third consecutive year, and will continue to sponsor the “Fitness for All” program in 2012.

•	Establishment of new subsidiary
■	Xidelong (Jiang Xi) Athletic Equipment Co. Ltd. (“Xidelong Jiangxi”), a wholly-owned subsidiary of the Company, was established on August 30, 2012. Xidelong Jiang Xi will be the new business entity responsible for operation of the Company’s second factory campus, which upon completion will include production facilities, staff quarters and office buildings. The new factory campus will increase the Company’s internal manufacturing capacity and expand its control over the entire product development process including the setting up of the supply chain of raw materials, moulds and supplementary materials, in-house production, and product delivery.

Fourth Quarter Fiscal 2012 Guidance

The Company expects to continue to operate in unfavorable economic conditions for the remainder of 2012 and believes that consumer demand for sportswear products in China will remain generally weak. As a result, the Company will continue to carefully calibrate production levels to projected consumer demand, which may change from time to time, while proactively working with its distributors and authorized third party retailers to maintain inventory at steady levels.

As a result of the foregoing, Exceed expects to generate net revenues in the range of RMB350.0 million to RMB400.0 million in the fourth quarter of 2012, representing an approximate year-over-year decrease of 45.2% to 52.0%, as compared with RMB729.9 million in the same period of 2011.

Investor Conference Call /Webcast Details

The Company’s senior management will host a conference call on Friday, November 16, 2012 at 5:00 am (US Pacific) / 8:00 am (US Eastern) / 9:00 pm (Beijing) to discuss the Company’s 2012 third quarter financial results and recent business activity. The conference call may be accessed by dialing:

	Toll Free	Toll
► United States	1 866 519 4004
► China	800 819 0121
► China (Mobile)	400 620 8038
► Hong Kong	800 930 346	852 2475 0994
► United Kingdom	0808 234 6646
► International		1 718 354 1231
Participant Passcode	“EDS”

Please dial in 10 minutes before the call is scheduled to begin.

A replay of the conference call may be accessed by phone at the following numbers until Friday, November 23, 2012:

	Toll Free	Toll
► United States/International	1 866 214 5335	1 718 354 1232
► China	10800 714 0386/ 10800 140 0386
► Hong Kong	800 901 596
► United Kingdom	0800 731 7846
Participant Passcode	58640189

Additionally, a live and archived webcast of the conference call will be available on the investor relations section of Exceed's website at http://www.ir.xdlong.cn.

About Exceed Company Ltd.

Exceed Company Ltd. designs, develops and engages in wholesale of footwear, apparel and accessories under its own brand, XIDELONG, in China. Since it began operations in 2002, Exceed has targeted its growth on the consumer markets in second and third-tier cities in China. Exceed has three principal categories of products: (i) footwear, which comprises running, leisure, basketball, skateboarding and canvas footwear, (ii) apparel, which mainly comprises sports tops, pants, jackets, track suits and coats, and (iii) accessories, which mainly comprise bags, socks, hats and caps. Exceed Company Ltd. currently trades on Nasdaq under the symbol "EDS".

Safe Harbor Statement

This announcement contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical fact in this form are forward-looking statements. These forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan”, “believe”, “is/are likely to” or other similar expressions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, we cannot assure you that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. A number of factors could cause actual results to differ materially from those contained in these forward-looking statements, including but not limited to changes in our goals and strategies, our ability to control costs and expenses, success of our products, competition in the sportswear industry in China, and changes in PRC government preferential tax treatment and financial incentives. The forward-looking statements made in this announcement relate only to events or information as of the date on which this announcement is published. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date this announcement is published or to reflect the occurrence of unanticipated events.

Contacts:
Taylor Rafferty (HK): Mahmoud Siddig +852 3196 3712 Exceed@Taylor-Rafferty.com	Taylor Rafferty (US): Bryan Degnan +1 (212) 889-4350 Exceed@Taylor-Rafferty.com

– FINANCIAL TABLES TO FOLLOW –

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended September 30			Nine months ended September 30
	(in thousands except for share and per share data)
	2012	2012	2011	2012	2011
	US$'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	88,030	553,254	1,065,709	2,009,778	2,558,621

Cost of sales	(63,854)	(401,309)	(751,746)	(1,436,000)	(1,782,041)

Gross profit	24,176	151,945	313,963	573,778	776,580

Other income and gains	503	3,163	3,472	12,051	10,947
Selling and distribution costs	(14,838)	(93,251)	(107,018)	(280,027)	(275,132)
Administrative expenses	(2,560)	(16,088)	(19,699)	(53,041)	(58,312)
Research and development expenses	(1,587)	(9,977)	(11,470)	(34,222)	(36,765)

OPERATING PROFIT	5,694	35,792	179,248	218,539	417,318

Finance costs	(27)	(167)	(256)	(386)	(759)
Gain from change in fair value of contingent share liability	-	-	(11,257)	-	65,894

PROFIT BEFORE TAX	5,667	35,625	167,735	218,153	482,453

Tax	(839)	(5,271)	(22,911)	(29,845)	(54,793)

PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	4,828	30,354	144,824	188,308	427,660

EARNING PER SHARE
Net profit per share
Basic	0.15	0.92	4.81	5.71	14.38
Diluted	0.15	0.92	4.81	5.71	13.77

Weighted average number of shares outstanding
Basic	32,963,562	32,963,562	30,123,868	32,988,972	29,738,301
Diluted	32,963,562	32,963,562	30,126,446	32,990,131	31,061,723

EXCEED COMPANY LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of nine months ended September 30		As of year ended December 31
	2012 US$'000 (Unaudited)	2012 RMB'000 (Unaudited)	2011 RMB'000

NON-CURRENT ASSETS
Property, plant and equipment	44,769	281,365	284,314
Prepaid land lease payments	4,342	27,290	27,851
Deposit paid for acquisition of land use rights	11,620	73,030	73,030
Total non-current assets	60,731	381,685	385,195

CURRENT ASSETS
Inventories	5,150	32,366	31,589
Trade receivables	182,278	1,145,583	699,891
Prepayments, deposits and other receivables	5,863	36,844	4,765
Cash and bank balances	110,384	693,744	964,317
Total current assets	303,675	1,908,537	1,700,562

CURRENT LIABILITIES
Trade and bills payables	7,242	45,514	59,941
Deposits received, other payables and accruals	12,506	78,598	52,304
Interest-bearing bank borrowings	1,591	10,000	-
Tax payable	837	5,258	11,098
Total current liabilities	22,176	139,370	123,343

NET CURRENT ASSETS	281,499	1,769,167	1,577,219

Net assets	342,230	2,150,852	1,962,414

STOCKHOLDER’S EQUITY
Issued share capital	4	23	20
Treasury shares	(2,530)	(15,898)	(11,549)
Retained profits	265,691	1,669,815	1,502,398
Reserves	79,065	496,912	471,545

Total equity	342,230	2,150,852	1,962,414

EXCEED COMPANY LTD. AND SUBSIDIARIES

 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30			Nine months ended September 30
	2012 US$'000 (Unaudited)	2012 RMB'000 (Unaudited)	2011 RMB'000 (Unaudited)	2012 RMB'000

Net cash inflow/(outflow) from operating activities	(17,411)	(109,419)	55,879	(276,811)
Net cash inflow/(outflow) from investing activities	485	3,047	(7,145)	618
Net cash inflow/(outflow) from financing activities	(66)	(418)	(3,144)	5,669
Effect of exchange rate changes	(79)	(496)	1,611	(49)
Net increase/(decrease) in cash and cash equivalents	(17,071)	(107,286)	47,201	(270,573)
Cash at beginning of the period	127,455	801,030	915,412	964,317
Cash at end of the period	110,384	693,744	962,613	693,744